Exhibit (a)(9)

CUSTOMER E-MAIL SENT FROM BILL ANDERSEN

Dear Gold Kist Customer:

In our continuing effort to keep you informed about the Pilgrim’s Pride unsolicited proposal and tender offer to purchase Gold Kist common stock, we want to inform you of recent events. The attached Gold Kist news release, issued today in response to the tender offer, states that the Board of Directors has determined that the Pilgrim’s offer is inadequate and has recommended to shareholders not to tender their shares.

In addition, Gold Kist has filed a lawsuit today in federal court against Pilgrim’s. The lawsuit alleges that Pilgrim’s attempt to add nine of its officers to the Board of Directors of Gold Kist is in violation of federal antitrust laws. The attached news release and letter to shareholders explains more about the factors that were considered by the Board in its decision to reject the offer and file the lawsuit.

During this process, we will continue to execute our strategic plan. I want to reassure you that we will not be distracted from our business goals and will continue to provide you the high level of service and quality that you expect from Gold Kist. I appreciate your support, and I will make every effort to keep you informed about the situation as it progresses. If you have any questions, please feel free to call me at 770-393-5033 or Wayne Lord, our Vice President of Corporate Relations at 770-393-5312.

Bill Andersen

Gold Kist

Vice President Sales and Marketing